Exhibit 99.1

Hebron Announces $6.5 Million Private Placement

WENZHOU, China, December 9, 2019 (PR Newswire) -- Hebron Technology Co., Ltd. (“Hebron” or the “Company”) (Nasdaq: HEBT), a developer, manufacturer and installer of valves and pipe fittings for use in the pharmaceutical, biological, food and beverage, and other clean industries, today announced that it has entered into a definitive share purchase agreement (the “Agreement”) with two institutional investors, Jupiter Trading Co., Ltd (BVI) and Loong Fang Trading Co., Ltd (BVI), companies organized under the laws of the British Virgin Islands (the “Investors”), for the private placement of approximately 1.05 million of the Company’s common shares (the “Common Shares”) at $6.21 per share, resulting in expected gross proceeds of approximately $6.5 million. The price per share is set at the higher of (i) the closing price per share as of the close of the trading day immediately prior to the execution of the Agreement; or (ii) the average closing price per share of our common shares for the five trading days immediately prior to the execution of the Agreement. The private placement is expected to close on or about December 23, 2019, subject to customary closing conditions.

“We are pleased to announce that we have entered into a private placement agreement for the investment of approximately US$6.5 million with two institutional investors”, said Mr. Anyuan Sun, the CEO of Hebron Technology Co. Ltd., “this represents that investors have great interest to our business expansion from industrial technology service to financial technology service. We believe that the financing will further strengthen our competitiveness in the marketplace”.

Incorporated in 2005 and successfully listed on Nasdaq in 2016, Hebron is an established technology company dedicated to promoting the combination and integration between industry and finance through innovative adoption of various cutting-edge technologies. Hebron maximizes the synergy effects by creatively optimizing the traditional industrial structure, advancing and raising the industrial value chain, and driving financial capital flows to different industries. So far, Hebron has gained significant experience in providing integrated technology services in areas of agriculture, high-end manufacturing, education, retail and trade.

With high quality resources, acute market insights and strong management capabilities, Hebron will continuously commit itself to promoting the integrated development between industry and finance, enhancing the role of innovative technologies in improving effectiveness and efficiency in upgrading industrial structure, and ultimately achieving maximized interest for shareholders, clients, employees and the whole society.

The private placement offering is made in reliance on an exemption for private offerings provided pursuant to Section 4(a)(2) of the Securities Act. Pursuant to the Agreement, the Common Shares may not be sold prior to December 5, 2020. Commencing on December 6, 2020, one-year anniversary of the Agreement date, and continuing on each anniversary thereafter, the Investors may sell or transfer up to twenty percent (20%) of their respective Common Shares acquired in this offering.

For a more complete description of the private placement offering, please see the Company’s Current Report on Form 6-K to be filed with the Securities and Exchange Commission (“SEC”).

The Company intends to use the net proceeds of the private placement for working capital and general corporate purposes including, but not limited to, possible strategic acquisitions.

About Hebron Technology Co., Ltd.

Established in January 2005 and headquartered in Wenzhou City, Zhejiang Province, China, Hebron Technology Co., Ltd. (“Hebron” or the “Company”) engages in research, development, and manufacture of highly specialized valves and pipe fitting products for use in the pharmaceutical, biological, food and beverage, and other clean industries. The Company also offers its customers comprehensive pipeline design, installation, construction, and ongoing maintenance services as holistic solution services. After the strategic acquisition of Fintech (shanghai) Investment Holding Co., Ltd (“Fintech”), a Chinese financial services company, in July 2019, the Company also engages in financial technology services through Fintech as a wholly-owned subsidiary. For more information about the Company, please visit www.xibolun.com.

Forward-Looking Statements

This press release contains information about Hebron’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business both in legacy and new segments, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hebron encourages you to review other factors that may affect its future results in Hebron’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Hebron Technology Co., Ltd.

Investor Relations

Shaokang (Ken) Lu

Phone: +86 (21) 2357-0055

Email: lushaokang@cnisun.com